

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2024

Bret A. Conklin
Executive Vice President and Chief Financial Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, IL 62715-0001

>   **Re: Horace Mann Educators Corporation**
>   **Form 10-K For the Fiscal Year Ended December 31, 2023**
>   **File No. 001-10890**

Dear Bret A. Conklin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Donald Carley